October 10, 2006

Securities and Exchange Commission

100 – F Street N.E.

Washington, DC

20549

ATTENTION:  LARRY SPIRGEL

Dear Sir:

Re:

Unity Wireless Corporation

Revised Preliminary Proxy Statement on Schedule 14A

File No. 0-30620

Thank you very much for your letter of October 4, 2006 providing us with your further comments regarding the above noted filing.  We have reviewed your comments and offer the following responses, using the same numbering system:

General

1.

Firstly, we wish to clarify a misunderstanding that appears to have been caused by formatting problems arising from the “Edgarization” of the Exhibits to our Form 8-K filing on July 21, 2006.  We wish to confirm that there were no sections or subsections omitted from the purchase agreement with Celletra Ltd., despite the fact that the document, as filed, appears to have certain sections missing.  The document, as filed, has a number of places marked with “--#--”.  These markings correspond to the page breaks in the original document.  Unfortunately, it appears that during the Edgarization process, wherever a page break corresponding with a section break the automatic section numbering function used in the original document created an additional section or subsection number.  This makes it appear that a section or subsection of the document had been omitted, when such is not the case.  In addition, the document as filed includes a number of subsections which expressly state “[omitted]”.  These references do not mean that anything was omitted from the document prior to its filing, but are a verbatim reproduction from the original agreement.  In the course of drafting and negotiating the final definitive agreement there were certain sections of the draft that were deleted before it was finalized.  In many cases the deletion was simply marked with an “omitted” instead of deleting the entire subsection, in order to avoid having to renumber the sections of the agreement and various corresponding cross references.  Again, we confirm that there were no sections or subsections deleted from the original agreement in the version filed on Edgar.

There were a number of Exhibits and schedules that were omitted because they were not considered to be material to investors.  The escrow agreement was not considered to be material to investors, particularly as its terms are described within the body of the purchase agreement.  In addition, there are some references to schedules within the body of the agreement that did not, in fact, exist as there was no information contained in the schedule.  For example, section 9(m) of the agreement refers to schedule 9(m) as including information respecting litigation in which Unity Wireless is involved that has not previously been disclosed in SEC filings.  As there is no such undisclosed litigation, there were no exceptions and there was no schedule.  We do note that the filing did fail to list all of the Exhibits as required by item 601(b)(2) of Regulation S-B, and an amended form of the purchase agreement will be filed setting out a list of the omitted schedules.  We are providing, in paper format, a complete copy of the purchase agreement, including all the schedules and attachments.

Voting Securities

2.

Agreed.  Additional disclosure has been provided under the “Voting Securities” heading and the “Item III.  Adoption of Amendment to Certificate of Incorporation” heading indicating that three of the newly appointed directors would have voting and/or ownership control of the Company following approval of the increase in the authorized share capital.

Security Ownership of Certain Beneficial Owners and Management

3.

Agreed.  The footnotes to the tables will be revised to identify the natural persons who exercise the voting or investment control over the corporate bodies identified in the table.  We are in the process of determining that information and will include in the final form of the proxy statement.

4.

Following further review and clarification of the terms of the Series A and Series B shares, the Company has determined that the Series A shares will not be permitted to vote until the amendment to increase the number of authorized shares has been approved.  As a result, the common stock will be the only class of shares entitled to vote at the meeting.  The disclosure under the “Voting Securities” heading has been revised to correctly reflect this fact, and footnote number 1 to the table has had a statement added to that effect.  As a result, the column setting out the number of common shares owned or controlled sets out the total voting power exercised by the security holders, and no additional column is required to provide that information.

Item III.  Adoption of Amendment to Certificate of Incorporation

5.

We confirm that Celerica Inc. and Celletra Ltd. were independent companies and were not affiliated with one another prior to their acquisition by Unity Wireless.  We note, as do you, that SVM Star Ventures Capital Group had a significant interest in both companies.  However, we do not consider this to be unusual as SVM Star Ventures Capital Group is a significant venture capital group in Israel and they have made significant investments in a number of Israeli technology companies including wireless technology.  So it is not surprising that they would be an investor in both of these previously unrelated companies.

6.

Agreed.  We have added disclosure indicating the possible payment that may be required to be made to purchase the Series B shares.

We are enclosing a revised preliminary proxy statement which incorporates the changes referred to above.

We wish to acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments regarding this submission please do not hesitate to contact our CFO, Dallas Pretty at 604-644-5944.

Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer